Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 and the related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”), as well as our unaudited interim condensed consolidated financial statements and the related notes included as exhibit 99.1 in our current report on Form 6-K furnished with the SEC on November 29, 2023. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors.

Overview

As a leading social media platform for people to create, discover and distribute content in China and the global Chinese communities, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. We had 605 million MAUs and 260 million average DAUs in September 2023. Approximately 95% of our MAUs in September 2023 accessed Weibo through mobile devices at least once during the month.

We offer a wide range of advertising and marketing solutions to our customers, ranging from large brand advertisers to small medium-sized enterprises, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute to the majority of our revenues, mainly including the sale of social display advertisements and promoted feeds. We have developed and are continuously refining our interest-based recommendation engine, which enables our customers to perform social marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

The value we create for our users and customers is enhanced by our platform partners, which include content creators such as KOLs, media outlets and other organizations with media rights, MCNs, which are professional agencies for influencers, self-medias and app developers. Our platform partners contribute a vast amount of content to Weibo, which generates user engagement and is virally distributed across the platform, enriching user experience and increasing Weibo’s monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, such as live streaming agencies, influencers, MCNs and game developers.

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through value added services, mainly including membership and game related services. We place great emphasis on product innovation and our steady stream of introductions of new advertisement products has led to solid and healthy revenue growth since our IPO, except that our revenues and business were adversely impacted by the outbreaks of COVID-19 in 2020 and subsequent surges driven by various variants of COVID-19 in 2022. Our revenues in 2020, 2021 and 2022 were US$1,689.9 million, US$2,257.1 million and US$1,836.3 million, respectively. Our revenues in the nine months ended September 30, 2022 and 2023 were US$1,388.3 million and US$1,296.2 million, respectively. We had a net income attributable to Weibo’s shareholders of US$313.4 million in 2020, US$428.3 million in 2021 and US$85.6 million in 2022. We had a net loss attributable to Weibo’s shareholders of US$56.4 million for the nine months ended September 30, 2022 and a net income attributable to Weibo’s shareholders of US$259.4 million for the same period in 2023.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. The COVID-19 pandemic had impacted our industry in general and our company and business partners as well, causing reduced or curtailed advertising expenditures from our customers and their overall demand for our advertising services, as well as increased volatility of their advertising expenditure patterns from period-to-period. These events have materially and adversely affected our business since 2020 and contributed to slower growth in our revenues, slower collection of accounts receivables and additional allowance for credit losses.

Since December 2022, most of the travel restrictions and quarantine requirements related to COVID-19 were lifted in China. However, the extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our advertising customers may reduce or curtail their advertising budget and spending more broadly. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation” in our 2022 Form 20-F.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our audited consolidated financial statements and the related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our 2022 Form 20-F, as well as our unaudited interim condensed consolidated financial statements and the related notes included as exhibit 99.1 in our current report on Form 6-K furnished with the SEC on November 29, 2023. The results of operations in any period are not necessarily indicative of our future trends. See “Risk Factors—Risks Relating to Doing Business in China—Our operating history may not be the indicator of our future prospects” in our 2022 Form 20-F.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021	2022	2022	2023

	(In US$ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	1,202,712	1,633,242	1,392,723	1,060,245	1,006,122
Alibaba(1)	188,597	181,241	107,197	64,924	66,717
SINA	48,353	96,359	56,206	47,979	33,051
Other related parties	46,493	69,953	40,524	32,958	24,385
Subtotal	1,486,155	1,980,795	1,596,650	1,206,106	1,130,275
Value-added services revenues	203,776	276,288	239,682	182,228	165,894
Total revenues	1,689,931	2,257,083	1,836,332	1,388,334	1,296,169
Costs and expenses:
Cost of revenues(2)	302,180	403,841	400,585	294,498	274,123
Sales and marketing(2)	455,619	591,682	477,107	354,442	321,695
Product development(2)	324,110	430,673	415,190	315,862	266,385
General and administrative(2)	101,224	133,475	52,806	93,358	80,037
Impairment of intangible assets	—	—	10,176	10,176	—
Total costs and expenses	1,183,133	1,559,671	1,355,864	1,068,336	942,240
Income from operations	506,798	697,412	480,468	319,998	353,929
Income (loss) from equity method investments	10,434	14,217	(24,069)	(1,220)	(5,716)
Realized gain (loss) from investments	2,153	3,243	1,591	166	(1,184)
Fair value changes through earnings on investments, net	35,115	(72,787)	(243,619)	(273,950)	17,594
Investment related impairment and provision	(211,985)	(106,800)	(71,081)	(35,743)	(23,360)
Interest income	85,829	77,280	105,434	76,747	88,745
Interest expense	(57,428)	(71,006)	(71,598)	(53,255)	(88,010)
Other income (loss), net	4,997	9,159	(49,040)	(44,037)	(478)
Income (loss) before income tax expenses	375,913	550,718	128,086	(11,294)	341,520
Less: income tax expenses	61,316	138,841	30,277	48,978	72,709
Net income (loss)	314,597	411,877	97,809	(60,272)	268,811
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	1,233	(16,442)	12,254	(3,911)	1,287
Accretion to redeemable non-controlling interests	—	—	—	—	8,156
Net income (loss) attributable to Weibo’s shareholders	313,364	428,319	85,555	(56,361)	259,368
Shares used in computing net income (loss) per share attributable to Weibo’s shareholders:
Basic	226,921	228,814	235,164	235,543	235,307
Diluted	227,637	230,206	236,407	235,543	237,817
Income (loss) per ordinary share:
Basic	1.38	1.87	0.36	(0.24)	1.10
Diluted	1.38	1.86	0.36	(0.24)	1.09
Income (loss) per ADS(3):
Basic	1.38	1.87	0.36	(0.24)	1.10
Diluted	1.38	1.86	0.36	(0.24)	1.09

(1)	For the years ended December 31, 2020, 2021 and 2022, we recorded US$152.0 million, US$139.6 million and US$107.0 million, respectively, in advertising and marketing revenues from Alibaba as an advertiser; for the nine months ended September 30, 2022 and 2023, we recorded US$64.7 million and US$66.7 million, respectively, in advertising and marketing revenues from Alibaba as an advertiser. Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$36.6 million and US$41.7 million and US$0.2 million to our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.
(2)	Stock-based compensation was allocated in costs and expenses as follows:

				For the Nine Months
	For the Year Ended December 31,			Ended September 30,
	2020	2021	2022	2022	2023

	(In US$ thousands)
Cost of revenues	5,384	8,112	9,417	7,597	7,082
Sales and marketing	9,983	15,292	18,910	15,224	12,969
Product development	33,093	43,622	55,294	44,520	40,362
General and administrative	18,645	20,970	28,092	20,995	18,970
Total	67,105	87,996	111,713	88,336	79,383

(3)	Each ADS represents one Class A ordinary share.

Nine months ended September 30, 2023 compared to nine months ended September 30, 2022

Revenues

We generate the majority of our revenues from advertising and marketing services, such as social display advertisements, and promoted marketing. We also generate revenues from value-added services, mainly including membership and online game services.

Our total net revenues decreased by 7% from US$1,388.3 million in the nine months ended September 30, 2022 to US$1,296.2 million in the nine months ended September 30, 2023. The decrease was mainly due to the unfavorable impact from the overall depreciation of RMB against the U.S. dollar in the nine months ended September 30, 2023, compared to the same period last year.

●	Advertising and Marketing Revenues. Advertising and marketing revenues decreased by 6% from US$1,206.1 million in the nine months ended September 30, 2022 to US$1,130.3 million in the nine months ended September 30, 2023. Mobile advertising revenues accounted for approximately 95% of our total advertising and marketing revenues in the nine months ended September 30, 2023, compared to 94% in the nine months ended September 30, 2022, benefiting from the growth of advertiser preferences. The total number of advertisers was 0.6 million in the nine months ended September 30, 2023, compared to 0.7 million in the nine months ended September 30, 2022, while the average spending per advertiser (excluding Alibaba) increased by 17% from US$1,555 in the nine months ended September 30, 2022 to US$1,818 in the nine months ended September 30, 2023, both of which were primarily due to the churn of individual customers with relatively lower advertising budgets.

Revenues from advertising customers (excluding Alibaba) decreased by 7% from US$1,141.4 million in the nine months ended September 30, 2022 to US$1,063.6 million in the nine months ended September 30, 2023, mostly as a result of the negative impact from the overall depreciation of RMB against the U.S. dollar on a year-over-year basis. Revenues generated from Alibaba as an advertiser increased by 3% from US$64.7 million in the nine months ended September 30, 2022 to US$66.7 million in the nine months ended September 30, 2023. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.

●	Value-added Services Revenues. Value-added services revenues decreased by 9% from US$182.2 million in the nine months ended September 30, 2022 to US$165.9 million in the nine months ended September 30, 2023, mostly due to less game related revenue derived from the interactive entertainment company acquired in the fourth quarter of 2020.

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, general and administrative expenses, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost, advertisement production cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, depreciation expense, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation professional services fees and provision of allowance for credit losses.

Our costs and expenses decreased by 12% from US$ $1,068.3 million in the nine months ended September 30, 2022 to US$942.2 million in the nine months ended September 30, 2023.

●	Cost of Revenues. Cost of revenues decreased by 7% from US$294.5 million in the nine months ended September 30, 2022 to US$274.1 million in the nine months ended September 30, 2023. The decrease was primarily due to a decrease of US$12.7 million in labor cost, a decrease of US$7.3 million in bandwidth expenditure and a decrease of US$3.9 million in revenue sharing cost, partially offset by an increase of US$10.7 million in advertisement production cost.
●	Sales and Marketing. Our sales and marketing expenses decreased by 9% from US$354.4 million in the nine months ended September 30, 2022 to US$321.7 million in the nine months ended September 30, 2023. The decrease was mainly resulting from a decrease of US$23.3 million in marketing and promotional expenses, a decrease of US$6.3 million in personnel-related expenses and a decrease of US$2.3 million in stock-based compensation.
●	Product Development. Our product development expenses decreased by 16% from US$315.9 million in the nine months ended September 30, 2022 to US$266.4 million in the nine months ended September 30, 2023. The decrease was mostly attributable to a decrease of US$31.5 million in personnel-related expenses, a decrease of US$5.6 million in infrastructure cost, and a decrease of US$5.4 million in outside services fees.
●	General and Administrative. Our general and administrative expenses decreased by 14% from US$93.4 million in the nine months ended September 30, 2022 to US$80.0 million in the nine months ended September 30, 2023. The decrease was primarily due to a decrease of US$10.0 million in staff-related expenses, and a decrease of US$2.0 million in stock-based compensation, partially offset by an increase of US$3.3 million in provision of allowance for credit losses.

Investment Related Impairment and Provision

We perform impairment assessments of our investments and determine if an investment is impaired due to the changes in quoted market price or other impairment indicators. For a detailed description of accounting treatment of our investment related impairment and the performance of the investments, see “2. Significant Accounting Policies” of our audited consolidated financial statements included in our 2022 Form 20-F. We recorded US$35.7 million and US$23.4 million in investment related impairment and provision charges in the nine months ended September 30, 2022 and 2023, respectively, due to the unsatisfied financial performance of these investments with no obvious upturn or potential financing solutions in the foreseeable future or them incapable of making repayments in accordance with the respective agreements.

Interest Income and Interest Expense

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021	2022	2022	2023

	(In US$ thousands)
Interest income	85,829	77,280	105,434	76,747	88,745
Interest expense	(57,428)	(71,006)	(71,598)	(53,255)	(88,010)

The increase in interest expense in the nine months ended September 30, 2023, compared to the same period of 2022, was mainly caused by interest expenses incurred by the US$900 million term loan withdrawn in the fourth quarter of 2022.

Provision of Income Taxes

The following table sets forth current and deferred portion of income tax expense of the Company and the effective tax rate for China operations:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021	2022	2022	2023

	(in $ thousands except percentage)
Loss from non-China operations	(57,031)	(232,830)	(422,860)	(423,940)	(140,608)
Income from China operations	432,944	783,548	550,946	412,646	482,128
Total income (loss) before income tax expenses	375,913	550,718	128,086	(11,294)	341,520
Income tax expense (benefits) applicable to non-China operations	2,852	1,355	(14,176)	(16,024)	1,446
Income tax expense applicable to China operations	58,464	137,486	44,453	65,002	71,263
Total income tax expenses	61,316	138,841	30,277	48,978	72,709
Effective tax rate for China operations	13.5%	17.5%	8.1%	15.8%	14.8%
Effective tax rate for the Group (1)	16.3%	25.2%	23.6%	(433.7)%	21.3%

Note:

(1)	Weibo Corporation, its subsidiaries, the VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

We recorded income taxes of US$49.0 million and US$72.7 million in the nine months ended September 30, 2022 and 2023, respectively. The provision for income taxes for China operations differs from the amounts computed by applying the statutory EIT rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “high and new technology enterprise” during the periods presented.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021	2022	2022	2023

	(In $ thousands except percentage)
Net cash provided by operating activities	741,646	814,020	564,104	404,964	454,633
Net cash provided by (used in) investing activities	(1,214,315)	(423,960)	(33,014)	214,053	(380,112)
Net cash provided by (used in) financing activities	741,963	189,442	(91,141)	(71,502)	(199,195)
Effect of exchange rate changes on cash and cash equivalents	92,565	29,357	(172,884)	(212,317)	(111,087)
Net increase (decrease) in cash and cash equivalents	361,859	608,859	267,065	335,198	(235,761)
Cash and cash equivalents at the beginning of year/period	1,452,985	1,814,844	2,423,703	2,423,703	2,690,768
Cash and cash equivalents at the end of year/period	1,814,844	2,423,703	2,690,768	2,758,901	2,455,007

As of December 31, 2022 and September 30, 2023, our total cash, cash equivalents and short-term investments were US$3,171.2 million and US$2,769.6 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations, issuance of unsecured senior notes, public offerings of our ordinary shares, long-term loans, and other financing activities.

We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire/invest in offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange” of our 2022 Form 20-F.

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment” of our 2022 Form 20-F.

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2023 was US$454.6 million. The difference between net cash provided by operating activities and our net income of US$268.8 million for the nine months ended September 30, 2023 was primarily due to a non-cash charge of US$79.4 million of stock-based compensation, a non-cash charge of US$43.8 million of depreciation and amortization, a non-cash investment related impairment and provision of US$23.4 million, a decrease of US$19.7 million in accounts receivable due from Alibaba, and an increase of US$18.5 million in accounts payable, partially offset by a non-cash gain of US$17.6 million from fair value change of investments and a decrease of US$50.8 million in accrued and other liabilities. The decrease in accrued and other liabilities was mainly due to less sales rebate accrued.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2023 was US$380.1 million. This was primarily attributable to cash paid on long-term investments of US$598.7 million, purchases of bank time deposits and wealth management products of US$348.1 million, and cash paid for the equity interest of Sina.com Technology (China) Co., Ltd., the owner of SINA Plaza, of US$222.8 million, partially offset by maturities of bank time deposits and wealth management products of US$500.7 million and proceeds from the disposal and refund of prepayment on long-term investments of US341.9 million.

Financing Activities

Net cash used by financing activities for the nine months ended September 30, 2023 was US$199.2 million, which primarily consisted of US$200.1 million of dividends paid to shareholders.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, the VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, the VIEs and their subsidiaries, is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of September 30, 2023, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was US$568.5 million.

Material cash requirements

Our material cash requirements as of September 30, 2023 primarily include our capital expenditures, operating lease obligations, purchase obligations, and debt obligations under our 2024 Notes, 2030 Notes and 2027 Loans.

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were US$29.3 million for the nine months ended September 30, 2023. We will continue to make capital expenditures to meet the expected growth of our business.

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$14.8 million for the nine months ended September 30, 2023. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of minimum commitments for marketing activities and internet connection.

2024 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$800 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024.

2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

On August 22, 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. In the fourth quarter of 2022, we have fully withdrawn the US$900 million five-year bullet maturity term loan. In the third quarter of 2023, we have withdrawn US$5 million under the five-year revolving facility. The proceeds from the facilities were used for refinancing of the indebtedness existing then, general corporate purposes and payment of transaction related fees and expenses.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. We have not retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2023.